Bakkt Holdings, Inc.

10000 Avalon Boulevard, Suite 1000

Alpharetta, Georgia 30009

February 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra Hunter Berkheimer and David Lin

Re:	Bakkt Holdings, Inc.

Registration Statement on Form S-3

File No. 333-271438

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 7, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 for 4:30 p.m., on February 9, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please contact our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling J. Matthew Lyons at (512) 338-5411 if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Sincerely,

Bakkt Holdings, Inc.

/s/ Gavin Michael Gavin Michael
Chief Executive Officer

cc:	Marc D’Annunzio, Bakkt Holdings, Inc.

Paul Simmons, Bakkt Holdings, Inc.

J. Matthew Lyons, Wilson Sonsini Goodrich & Rosati, P.C.

Austin March, Wilson Sonsini Goodrich & Rosati, P.C.